WOODBRIDGE FINANCIAL GROUP, LLC
Schedule I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

COMPUTATION OF NET CAPITAL

Total members' equity	$	43,214
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		4,507
Prepaid expenses		1,764
Rent Deposit		4,799
Property and equipment, net		-
Non-allowable assets		11,070
Net capital before haircuts on securities positions		32,144
Haircuts on securities positions		-
Net capital	$	32,144

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	5,823

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital	$	27,144
Ratio: Aggregate indebtedness to net capital		0.18

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2015	$	32,145
Net audit adjustments		-
Net capital per above	$	32,144

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.